Filed by Quidel Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company:
Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM	8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2022

QUIDEL CORPORATION
(Exact name of Registrant as specified in its Charter)

Delaware	0-10961	94-2573850
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9975 Summers Ridge Road, San Diego, California 92121
(Address of principal executive offices, including zip code)
(858) 552-1100
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.12a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	QDEL	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 31, 2022, the Compensation Committee of the Board of Directors of Quidel Corporation (the “Company”) approved the Company’s 2022 cash incentive plan applicable to the Company’s executive officers and other members of senior management for the initial six-month period of the Company’s fiscal year ending December 31, 2022 (the “2022 Cash Incentive Compensation Plan”). Payout under the 2022 Cash Incentive Compensation Plan is predicated upon achievement of (i) revenue targets, and (ii) EBITDA targets, with each of the foregoing as determined by the Board of Directors and/or its Compensation Committee, for the initial six-month period of the Company’s 2022 fiscal year. A description of the 2022 Cash Incentive Compensation Plan and related target bonuses are set forth on Exhibit 10.1 hereto and are incorporated by reference herein.

On January 31, 2022, the Compensation Committee also approved the Company’s 2022 Annual Equity Incentive Plan (the “2022 Equity Incentive Plan”). The 2022 Equity Incentive Plan provides for grants of equity awards to eligible employees on the Company, including the Company’s executive officers, subject to the terms described below and set forth on Exhibit 10.2 hereto.

Under the 2022 Equity Incentive Plan, each participating employee receives equity incentive awards in the form of (i) non-qualified stock options; (ii) time-based restricted stock units; and/or (iii) performance-based restricted stock units. The vesting periods for the equity incentive awards are described on Exhibit 10.2 hereto and are incorporated by reference hereto.

On January 31, 2022, the Compensation Committee also approved the grant of (i) success bonus awards for each of Douglas Bryant, Randall Steward, and Robert Bujarski in the following amounts: Douglas Bryant: $875,500; Randall Steward: $499,550; and Robert Bujarski: $525,000; (ii) integration/retention cash bonus awards for each of Douglas Bryant, Randall Steward, Robert Bujarski, Ratan Borkar and Dr. Werner Kroll in the following amounts: Douglas Bryant: $612,850; Randall Steward: $349,685; Robert Bujarski: $367,500; Ratan Borkar: $194,942.50; and Dr. Werner Kroll: $385,000; and (iii) integration/retention equity awards for each of Douglas Bryant, Robert Bujarski, Ratan Borkar and Dr. Werner Kroll in the following amounts: Douglas Bryant: $2,750,000; Robert Bujarski: $1,500,000; Ratan Borkar: $500,000; and Dr. Werner Kroll: $1,000,000. The success bonus awards will be grossed up for taxes and become payable upon the closing of the transactions contemplated by the Business Combination Agreement, dated December 22, 2021, by and among the Company, Ortho Clinical Diagnostics Holdings plc (“Ortho”) and other parties thereto (the “BCA”). The first 25% of the integration/retention cash bonus awards will become payable upon the closing of the transactions contemplated by the BCA, and the remaining 75% upon the first anniversary thereof, subject to the executive officer’s continued employment through such dates. The integration/retention equity awards were granted in the form of restricted stock units and will vest with respect to 50% of the award on the second anniversary of the grant date and the remaining 50% in equal annual installments (25% per year) thereafter; provided, however, that (x) the vesting of the restricted stock units is contingent upon the consummation of the transactions contemplated by the BCA having occurred prior to the applicable vesting date, and (y) the restricted stock units will be automatically forfeited in the even the BCA is terminated in accordance with its terms.

The foregoing description of the success bonus awards and the integration/retention bonus and equity awards does not purport to be complete and is qualified in its entirety by reference to the text of the letter agreements to be entered into with the executives, a form of which is filed as Exhibit 10.3 and 10.4 hereto and are incorporated by reference hereto.

On February 1, 2022, the Company and Randall J. Steward, the Company's Chief Financial Officer, entered into an amendment to the Individual Retirement Program (the “Program”), originally entered into on November 22, 2019, to extend the term that Mr. Steward will serve as the Company's Chief Financial Officer beyond March 31, 2022 through the earlier of the consummation of the Ortho Clinical Diagnostics acquisition or the termination of the BCA. In addition, the Program was amended to reflect that upon Mr. Steward ceasing to serve as the Company’s Chief Financial Officer he and the Company will enter into a Special Advisor Agreement, in the form previously provided in the Program, provided that he will receive a modified pay rate of $300,000 per year rather than 50% of base salary, and his outstanding equity awards will continue to vest and be governed by the applicable equity incentive plan and award agreements through the one year period following the earlier of consummation of the transaction or termination of the BCA.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description

10.1	2022 Cash Incentive Compensation Plan
10.2	2022 Annual Equity Incentive Plan Grants to the Company's Executive Officers
10.3	Form of Success Fee Letter
10.4	Form of Integration and Retention Bonus Letter
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed business combination transaction among the Company, Ortho Clinical Diagnostics Holdings plc (“Ortho”) and Coronado Topco, Inc. (“Topco”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Where You Can Find Additional Information

In connection with the proposed business combination transaction among the Company, Ortho and Topco, Topco has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORTHO AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus will be mailed to the Company’s stockholders and Ortho’s shareholders when available. The joint proxy statement/prospectus and the other documents filed with the Commission may also be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by the Company and Ortho with the Commission by requesting them in writing from Quidel Corporation, 9975 Summers Ridge Road, San Diego, California 92121, Attention: Investor Relations, or by telephone at 858-646-8023, or from Ortho Clinical Diagnostics Holdings plc, 1001 Route 202, Raritan, New Jersey 08869, Attention: Investor Relations, or by directing a written request to SVC Ortho-SVC@SARDVERB.com.

The Company and Ortho and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the joint proxy statement/prospectus. Information about Ortho’s directors and executive officers and their ownership of Ortho’s ordinary shares is also set forth in the joint proxy statement/prospectus. The joint proxy statement/prospectus may be obtained free of charge from the sources indicated above. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, is included in the joint proxy statement/prospectus, which constitutes a part of the registration statement on Form S-4 filed by Topco with the Commission, as amended from time to time. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus and other relevant materials filed with the Commission.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving the Company, Ortho and Topco, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s and Ortho’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: failure to complete the proposed business combination transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and stockholder approvals, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed business combination transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and Ortho generally. Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus and the Company’s Annual Report on Form 10-K filed on February 19, 2021 and subsequent reports filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither the Company nor Ortho undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise, except as required by law.

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the proposed business combination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 4, 2022

QUIDEL CORPORATION

By:	/s/ Phillip S. Askim
Name:	Phillip S. Askim
Its:	Secretary

Exhibit 10.1
2022 Cash Incentive Compensation Plan

Eligible Employees: All executive officers, senior vice presidents and vice presidents of the Company are eligible for participation in the Company’s 2022 Cash Incentive Compensation Plan.

Applicable Period: The 2022 Cash Incentive Plan applies to performance during the Company’s fiscal year ending December 31, 2022. In 2022, goals will be established for two six-month period increments for 2022.

Components of the Plan and Criteria to Fund: The initial six-month period 2022 Cash Incentive Compensation Plan consists of the following two components: (i) revenue targets and (ii) EBITDA targets for the Company, not taking into account the Ortho Clinical acquisition. Each component of the 2022 Cash Incentive Compensation Plan includes targets at minimum, plan, and maximum payout. The minimum targets serve as the threshold upon which the incentive pool will begin to fund for that component. Achievement of the components at plan/target will earn the target cash incentive opportunity. Payout will be calculated along a linear continuum from minimum to plan/target and from plan/target to maximum with the maximum target serving as the point at which the management team will earn the highest possible cash incentive opportunity.

The minimum performance target must be met in order for a portion of the bonus to be paid relative to any one of the two components in each six-month period. Each component will be measured separately. Bonus payouts will be based 60% on achievement of revenue targets and 40% on achievement of EBITDA targets. The payouts on the initial six-month period will be paid within 60 days of the end of the second quarter and payouts for the second six-month period will be paid within 60 days of the end of the fiscal year 2022.

The following table below represents the target bonus and maximum bonus for each of the Company’s executive officers and senior vice presidents as a percent of such employee’s annual base salary for the full year 2022.

Executive Officer	Target	Maximum
President and CEO	125%	175%
COO	100%	140%
Executive Officers (other than President and CEO) and SVPs	75%	105%

Exhibit 10.2
2022 Annual Equity Incentive Plan

The 2022 Annual Equity Incentive Plan provides for the issuance of equity incentive awards in the form of (i) non-qualified stock options; and (ii) time-based restricted stock units.

Executive Officer	Time-Based Restricted Stock Units (# shares)	Non-Qualified Stock Options (# shares)
Douglas C. Bryant President & Chief Financial Officer	27,043	27,043
Randall J. Steward Chief Financial Officer	14,512	—
Robert J. Bujarski Chief Operating Officer	12,878	12,876
William J. Ferenczy Senior Vice President, Cardiometabolic Business Unit	4,958	4,957
Michelle A. Hodges Senior Vice President, General Counsel	6,439	6,438
Werner Kroll Senior Vice President, Research and Development	10,642	—
Tamara A. Ranalli Senior Vice President, Molecular Business Unit	4,958	4,957

The vesting period for the non-qualified stock options and time-based restricted stock units for Section 16 officers, with the exception of Kroll and Steward, are each over four years with the first 25% of such options and RSU awards vesting at the end of the first-year anniversary of the grant date and the remainder vesting 25% annually on each of the following three anniversaries thereafter.

The awards for Steward and Kroll in 2022 are comprised entirely of time-based restricted stock units vest over three years with the first one-third vesting at the end of the first-anniversary of the grant date and the remainder vesting one-third annually on each of the following two anniversaries pursuant to the terms of such executives individual retirement programs.

[Quidel Letterhead]
Exhibit 10.3

[Form of Success Fee Letter]

February 1, 2022

To: EMPLOYEE

From: Doug Bryant

Given the importance of our efforts to consummate our acquisition of Ortho Clinical Diagnostics, we have implemented a success fee bonus program to recognize the extraordinary efforts a transaction of this magnitude will entail.

Your bonus target is 100% of your base salary that is currently in effect, grossed up for taxes due in connection with such payment (the “Success Fee”). Eligibility for your Success Fee requires that you remain active within the Company through the consummation of the acquisition of Ortho Clinical Diagnostics, with continued good performance. The Success Fee will be paid in full upon consummation of the acquisition.

The Success Fee will only be paid if the acquisition of Ortho Clinical Diagnostics is consummated. In the event that the business combination agreement with Ortho Clinical Diagnostics is terminated, any right to the Success Fee will be immediately forfeited.

We fully expect that you recognize the sensitivity of the terms of this offer and keep all aspects confidential.

Thank you for all you do for Quidel, we look forward to continued success with you!

[Quidel Letterhead]
Exhibit 10.4

[Form of Integration/Retention Cash/Equity Bonus Award Letter]

February 1, 2022

To: EMPLOYEE

From: Doug Bryant

Given the importance of our integration efforts related to our acquisition of Ortho Clinical Diagnostics, we have implemented a bonus program to recognize the extraordinary efforts a transaction of this magnitude will entail.

Your bonus target is __ % of your base compensation that is in effect when the bonus is paid (the “Retention Cash Award”). Eligibility for your incentive bonus requires that you remain active within the integration team through the integration period, with continued good performance. Payout is based on the following criteria:

a.Deal Close – 25% payout
b.One Year from Deal Close – 75% payout

In addition to your cash bonus, you are also eligible to receive an equity grant with a target value of $____. You will receive a grant of __ RSUs (the “Retention Equity Award” and together with the Retention Cash Award, the “Retention Award”) that will vest 50% at 2 years from grant date and then 25% annually thereafter until fully vested, subject to the conditions described below.

We fully expect that you recognize the sensitivity of the terms of this offer and keep all aspects confidential.

Thank you for all you do for Quidel, we look forward to continued success with you!

Notwithstanding the foregoing, if your employment is terminated by the Company without cause prior to full payment of the Retention Cash Award and/or full vesting of the Retention Equity Award, then the unpaid and/or unvested Retention Award will vest immediately upon termination of your employment, subject to your execution, and non-revocation, of a general release of claims in the Company’s customary form (which release of claims must be executed by you and become irrevocable in accordance with its terms within 60 days following the termination date), with any unpaid portion of the Retention Cash Award paid to you and all shares subject to the unvested portion of the Retention Equity Award issued on the 60th day following termination of your employment. For the avoidance of doubt, the unpaid/unvested portion of the Retention Award will not vest or otherwise be earned or paid if your employment terminates for any reason prior to the applicable payment or vesting date, except as specifically provided in this paragraph.

In addition, (i) no portion of the Retention Cash Award will vest or otherwise be earned or paid if the acquisition of Ortho Clinical Diagnostics is not consummated and (ii) notwithstanding the vesting schedule described above, no portion of the Retention Equity Award will vest prior to the consummation of the acquisition of Ortho Clinical Diagnostics (with any portion otherwise scheduled to vest prior to such consummation vesting upon consummation of the acquisition). In the event that the business combination agreement with Ortho Clinical Diagnostics is terminated, any right to the Retention Cash Award will be immediately forfeited and the Retention Equity Award will not vest and will be immediately forfeited in full.